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MAR 01 2017

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SEC FILE NUMBER
8- 43999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GulfStar Group I, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Ste 3800
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Lasher (713) 300-2002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson
(Name – *if individual, state last, first, middle name*)

One Riverway, Ste 1900 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Lasher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GulfStar Group I Ltd., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICIA NEAL
My Commission Expires
October 2, 2018

Alicia Neal
Notary Public

Stephen A Lasher
Signature

Stephen Lasher, President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GULFSTAR GROUP I, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
GulfStar Group I, Ltd.
Houston, Texas

Opinion Page (auditor's responsibility)

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
GulfStar Group I, Ltd.

We have audited the accompanying statement of financial condition of GulfStar Group I, Ltd. (the Partnership) as of December 31, 2016, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GulfStar Group I, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission (SEC) and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of GulfStar Group I, Ltd.'s financial statements. The supplemental information is the responsibility of GulfStar Group I, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 27, 2017

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Management of
GulfStar Group I, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the SIPC for the year ended December 31, 2016, which were agreed to by GulfStar Group I, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GulfStar Group I, Ltd.'s compliance with the applicable instructions of Form SIPC-7. GulfStar Group I, Ltd.'s management is responsible for GulfStar Group I, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger detail and bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which comprised the general ledger detail, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail and quarterly FOCUS reports supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no applicable overpayments for the year ended December 31, 2016.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 27, 2017

ASSETS

Cash and cash equivalents	$	666,512
Notes receivable, affiliate		502,800
Prepaid management fees, affiliate		1,280,000
TOTAL ASSETS	$	2,449,312

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable, affiliate	$	88,875
Regulatory assessments		21,865
Accrued margin tax		72,135
Unearned Revenue		25,000
TOTAL LIABILITIES		207,875
Partners' capital		2,241,437
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,449,312

The accompanying notes are an integral part of the Financial Statements.

GULFSTAR GROUP I, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues	
Management Fee Income, affiliate	$ 300,000
Commissions and retainer fees	10,305,044
Total Revenues	10,605,044
Expenses	
Management fees	1,284,000
Managing directors fees	2,815,143
Referral fees	1,558,700
Payroll taxes	70,237
Professional fees	54,117
Licenses and registrations	69,918
Margin tax	72,135
Other	750
Total Expenses	5,925,000
Net Income	$ 4,680,044

The accompanying notes are an integral part of the Financial Statements.

GULFSTAR GROUP I, LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

	General Partner	Limited Partners	Total
Balance, December 31, 2015	$ 84,560	$ 3,085,633	$ 3,170,193
Distributions	(561)	(5,608,239)	(5,608,800)
Net Income	468	4,679,576	4,680,044
Balance, December 31, 2016	$ 84,467	$ 2,156,970	$ 2,241,437

The accompanying notes are an integral part of the Financial Statements.

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 4,680,044
Adjustments to reconcile Net Income	
to net cash provided by operating activities:	
Decrease in Accounts Receivable	60,517
Increase in Prepaid Management Fees, affiliate	(180,000)
Increase in Accounts Payable, affiliate	1,515
Increase in Accrued Margin Tax	7,582
Increase in Regulatory assessments	21,865
Increase in Unearned revenue	25,000
Net cash provided by Operating Activities	4,616,523
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to Partners	(5,608,800)
Net cash used in Financing Activities	(5,608,800)
Net cash decrease for period	(992,277)
Cash at beginning of period	1,658,789
Cash at end of period	$ 666,512

The accompanying notes are an integral part of the Financial Statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin taxes if owed. For the year ended December 31, 2016, the partnership accrued margin tax expense of $72,135.

The Partnership believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2013 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition – Investment banking fees are recorded in accordance with the terms of the respective contract when the service is complete and the revenue is reasonably determinable. Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Subsequent Events - The Partnership has evaluated subsequent events through February 24, 2017, the date the financial statements were available to be issued. No subsequent events other than the item noted in Note F occurred, which require adjustment or disclosure to the financial statements at December 31, 2016.

NOTE B ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.997% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C RELATED PARTY TRANSACTIONS

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (a company affiliated by ownership) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership paid GulfStar II an incremental allocation services fee of $100,000 per month for January through September 2016 and $128,000 for October through December 2016. The incremental allocation services fee is payable monthly in advance or at such other times as the parties may mutually agree. At December 31, 2016 the amount payable to GulfStar II related to incremental allocation service fees was $88,875. The amount is presented as Accounts Payable, Affiliate.

Total fees paid by the Partnership pursuant to the agreement was $1,464,000 for the year ended December 31, 2016. At December 31, 2016 the Partnership had prepaid management fees totaling $1,280,000. In addition to management fees pursuant to the agreement, the Partnership also pays fees to managing directors based on a tiered percentage of the Partnership's success fee earned from closing a financing transaction. Managing Directors fees totaled $2,815,143 for the year ended December 31, 2016. Effective January 2, 2009, GulfStar II agreed to pay the Partnership a management fee on a monthly basis. Total management fees received by the Partnership were $300,000 for the year ended December 31, 2016.

In the ordinary course of business the Partnership will receive retainer fees earned by GulfStar II for consulting services provided in the issuance of debt and/or equity. These fees are immediately considered payable to GulfStar II. At December 31, 2016 the amount payable to GulfStar II related to retainer fees was $0.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2016 the Partnership had net capital of $334,759 and a net capital requirement of $13,859. The Partnership's ratio of aggregate indebtedness to net capital was .62 to 1 at December 31, 2016. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $307,634 at December 31, 2016. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk. Additionally the Partnership has credit risk related to the note receivable from GulfStar II. The Partnership's management does not believe significant credit risk exists in relation to this receivable and that no reserves are required.

NOTE F NOTES RECEIVABLE, AFFILIATE

The Partnership created intercompany receivables with its affiliate GulfStar II on February 26, 2009 and October 1, 2011 in the amounts of $270,000 and $107,100, respectively. These interest free notes were renewed and will mature on February 23, 2017 and October 1, 2017, respectively. The note maturing on February 23, 2017 was renewed subsequent to year end for a one year term. On February 27, 2012 the Partnership created an additional intercompany receivable with its affiliate GulfStar II in the amount of $125,700. This interest free note was renewed for a one year term during 2016 and will mature on February 27, 2017. Subsequent to year end this note was renewed for a one year term. The imputed interest on the notes is not significant.

NOTE G CONTINGENCY

In 2016 management determined it could be subject to certain prior year SIPC assessments. Management has consulted legal counsel and does not believe the prior year Assessments are required. The maximum amount of prior assessments is estimated at $109,000.

NET CAPITAL	
Total partners' capital qualified for net capital	$ 2,241,437
Deductions and/or charges	
Nonallowable assets:	
Cash	(108,878)
Notes receivable, affiliate	(502,800)
Prepaid management fees	(1,280,000)
Total nonallowable assets	(1,891,678)
Excess Fidelity Bond Deductible	(15,000)
	(1,906,678)
Net capital	$ 334,759
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6.66% of total aggregate indebtedness)	$ 13,859
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 13,859
Excess net capital	$ 320,900
Ratio: Aggregate indebtedness to net capital	.62 to 1

Reconciliation with Partnership's computation (included in Part II of Form X-17A as of December 31, 2016.
Net capital, as reported in Partnership's Part II (unaudited) FOCUS Report.

Part II (unaudited) FOCUS Report	$372,675
Adjust Accounts Payable	(12,936)
Adjust Deferred Income	(25,000)
	$334,759

See report of independent registered public accounting firm.

GULFSTAR GROUP I, LTD

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2016

Exemption Provision

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
GulfStar Group I, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GulfStar Group I, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GulfStar Group I, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions), and (2) GulfStar Group I, Ltd. stated that GulfStar Group I, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. GulfStar Group I, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GulfStar Group I, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 27, 2017

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

GULFSTAR GROUP
INVESTMENT BANKERS

700 Louisiana Street, Suite 3800
Houston, Texas 77002

Telephone: 713-300-2020
Facsimile: 713-300-2021

Gulfstar Group I, LTD. Assertions

Gulfstar Group I, LTD. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Partnership met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception

Gulfstar Group I, LTD.

I, Stephen Lasher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Stephen Lasher, President/COO

February 5, 2017

See report of independent registered public accounting firm, page 12.